August 6, 2008

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Mark A. Cowan

Re:	Post-Effective Amendment No. 65 to Registration Statement on Form N-1A of MML Series Investment Fund (the “Trust”) (File Nos. 2-39334 and 811-2224)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Trust and the Trust’s principal underwriter hereby request acceleration of the effective date for Post-Effective Amendment No.65 to the Trust’s Registration Statement on Form N-1A, referenced above, so that it will become effective at 12:01 a.m. Eastern time on Friday, August 15, 2008, or as soon as possible thereafter.

Please direct any questions concerning this request for accelerated effectiveness to Andrew M. Goldberg at (413) 744-7218.

Very truly yours,

MML Series Investment Fund

By:	/s/Andrew M. Goldberg
Name: Andrew M. Goldberg
Title: Assistant Secretary

MML Distributors, LLC

By:	/s/Peter Lahaie
Name: Peter Lahaie
Title: Vice President, CFO and Treasurer